FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                GLEN RAUCH FUNDS
                            Exact Name of Registrant



                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 12th day of October, 2000.

                                            Signature: GLEN RAUCH FUNDS
                                                       -----------------------
                                                        (Name of Registrant)


                                            By: /S/ GLEN R. RAUCH
                                                ------------------
                                                    (Name of director, trustee
                                                     or officer signing on
                                                     behalf of Registrant)


                                            PRESIDENT, TRUSTEE AND CHAIRPERSON
                                            ----------------------------------
                                                         (Title)



Attest:/S/ CHERYL SPINELLA BETSY
       -------------------------

       TRUSTEE, SECRETARY AND TREASURER
       --------------------------------